August 10, 2017

VIA EDGAR

RE: FORUM FUNDS

Absolute Convertible Arbitrage Fund (the "Fund")

(FileNos.811-03023 and 002-67052)

Dear Ms. Larkin:

On January 13, 2017, Forum Funds ("Registrant") filed Post-Effective Amendment No. 560 ("PEA 560") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Fund's prospectus, statement of additional information, and Part C (accession number 0001435109-17-000021) (the "Registration Statement"). On February 22, 2017, the SEC staff ("Staff") provided comments via telephone regarding PEA 560 and, on July 26, 2017, Registrant submitted its responses to such comments via EDGAR correspondence (the "Comment Response Letter"). Below is a summary of the additional follow-up comments provided by the Staff via telephone on Friday, July 28, 2017 regarding the Comment Response Letter and Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrent with this letter, on or about August 10, 2017 pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933, as amended ("1933 Act"). In addition, Registrant requests that effectiveness under the 1933 Act of the above-referenced Registration Statement be accelerated to August 14, 2017 pursuant to Rule 461 of Regulation C.

PROSPECTUS

Comment 1: Please consider whether acquired fund fees and expenses should be included in the Fees and Expenses table for the Fund.

Response: Registrant confirms that the fees and expenses accrued by the Fund as a result of the Fund's investments in other investment companies do not amount to a level that would require disclosure in the Fund's Fees and Expenses table (i.e., one basis point) under Form N-1A. Registrant also confirms that the Fund's Fees and Expenses table will include a separate line item in the future, to the extent acquired fund fees and expenses exceed 0.01% of the Fund's annual average daily net assets.

Comment 2: Please confirm supplementally that the Fund will treat investments in hedge funds and private equity funds, as applicable, as illiquid investments.

Response: Registrant confirms that the Fund's investments in hedge funds and private equity funds, if any, will be treated as illiquid.

Comment 3: Please disclose supplementally the extent to which the Fund intends to invest in contingent convertible securities.

Response: Under normal circumstances, the Fund's investments in contingent convertible securities are expected to comprise less than 5% of the Fund's total net assets.

Comment 4: In the section entitled "Performance Information," please revise the disclosure to state that the Predecessor Fund's financial information is included in the Fund's statement of additional information.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 5: Please revise the disclosures pertaining to payment of advisory fees and subadvisory fees to include a statement indicating the frequency with which such fees are paid by the Fund.

Response: Registrant has revised the disclosure to state that, "[t]he advisory fee, if not waived, is accrued daily and paid monthly by the Fund and is assessed based on the daily net assets of the Fund."

Comment 6: With regard to the Auditor's opinion letter relating to the Predecessor Fund's financial statements, please revise the letter to state that the Auditor's procedures include confirmation of assets by the custodian and relevant brokers.

Response: Registrant has included an opinion letter prepared by the Auditor that has been revised consistent with the Staff's comment.

Comment 7: With regard to the Predecessor Fund's financial statements, please replace the condensed schedule of investments with a full schedule of investments for the Master Fund for 2015.

Response: Registrant has included revised financial statements pertaining to the Predecessor Fund that include a full schedule of investments for the Master Fund for 2015, consistent with the Staff's request.

Comment 8: Please state supplementally which sub-section and paragraph of Section 3 the Investment Company Act of 1940 ("1940 Act") the Predecessor Fund relied upon prior to the reorganization.

Response: The Predecessor Fund relies on Section 3(c)(7) of the 1940 Act for an exception from categorization as an investment company under the 1940 Act.

Comment 9: Please describe supplementally the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

Response: The Predecessor Fund was established on October 1, 2002, for the purpose of serving as a vehicle for the assets of its partners to invest, hold and trade in securities and other financial instruments and rights and options relating thereto. The Predecessor Fund was not created solely for the purposes of establishing a performance record.

Comment 10: Please state supplementally whether the Adviser believes that the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code.

Response: Absolute Investment Advisers LLC ("Absolute"), the Fund's investment adviser, and Mohican Financial Management, LLC ("Mohican"), the Fund's subadviser and the Predecessor Fund's investment adviser, believe that the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code.

Comment 11: Please state supplementally that the adviser or administrator retains the records necessary to substantiate the performance information of the Predecessor Fund.

Response: The Fund's administrator and Mohican retain the records necessary to calculate the performance of the Predecessor Fund.

Comment 12: In the section entitled "Subadviser Related Historical Performance," the disclosure states that the performance of the Mohican Composite represents all accounts with investment objectives, policies, and strategies substantially similar to that of the Fund, yet the Mohican Composite does not include the performance of the Predecessor Fund. Please reconcile this fact with the statement in the section entitled "Performance Information," which states that the 'Fund is managed in a manner that is in all material respects equivalent to the management of the Predecessor Fund, including the investment objective, strategies, guidelines, and restrictions.'

Response: As a result of the reorganization, the Predecessor Fund's performance is disclosed as the Fund's performance. Registrant believes that it would be duplicative also to include the Predecessor Fund's performance within the Mohican Composite. Further, Registrant believes that the proposed Mohican Composite, which is exclusive of the Predecessor Fund's performance, may provide investors with more meaningful information than a composite, which was inclusive of the Predecessor Fund's performance, because as proposed all accounts (i.e., the two Sleeves) underlying the Mohican Composite were portions of registered investment companies and thus managed in compliance with the 1940 Act, just as the Fund will be. Accordingly, Registrant believes that excluding the Predecessor Fund's performance from the Mohican Composite is appropriate.

Comment 13: Please describe supplementally the background of the Sleeves underlying the Mohican Composite, including information about when and why each Sleeve was created.

Response: Each Sleeve represents the performance a portion of a registered investment company (each, a "RIC") that is advised by Absolute. Absolute believes that there are important benefits that come from investing through skilled asset managers whose strategies, when combined, seek to provide attractive long-term, risk-adjusted returns, lower volatility, and lower sensitivity to traditional market measures. Thus, while the investment objective and strategy of the RICs varies, each RIC was generally established for the purposes of providing investors with access to a professionally and multi-manager managed, diversified portfolio of equities, bonds, and other securities. The inception dates of the two Sleeves of the RICs were January 19, 2007, and October 1, 2014, respectively. At all times reflected in the Mohican Composite, the RICs had one or more other sleeves, which were managed by (an)other third-party subadviser(s).

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 14: With regard to the Fund's concentration policy set forth in the section entitled "Fundamental Limitations," please add "or group of industries," consistent with the language of the 1940 Act.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett

Zachary R. Tackett

cc: Stacy Fuller, Esq.

K&L Gates LLP